Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The historical combined and consolidated financial statements before November 1, 2015 of Keysight Technologies, Inc. (“Keysight”) includes certain expenses of Agilent Technologies Inc. that were allocated to us for certain functions, including general corporate expenses related to information technology, research and development, finance, legal, insurance, compliance and human resources activities. These costs may not be representative of the future costs Keysight has incurred or will incur as an independent public company. The historical financial information included here may not necessarily reflect Keysight’s financial position and results of operations or what its financial position and results of operations would have been had it been an independent, publicly-traded company during the historical periods presented or be indicative of its future performance as an independent company.

The following table shows Keysight’s ratio of earnings to fixed charges for each of the periods indicated (in millions, except ratios):

	Three Months Ended January 31, 2017	October 31, 2016	October 31, 2015	October 31, 2014	October 31, 2013	October 31, 2012
Earnings:
Income from continuing operations before income taxes	$109	$366	$388	$474	$501	$746
Fixed Charges	16	62	61	16	12	12

Earnings from continuing operations before income taxes, as adjusted	$125	$428	$449	$490	$513	$758
Fixed Charges:
Interest expense	$12	$46	$45	$3	$—	$—
Estimate of interest within rental expense(1)	4	15	14	13	12	12
Amortization of capitalized expenses related to indebtedness	—	1	1	—	—	—

Total fixed charges	$16	$62	$61	$16	$12	$12
Ratio of earnings to fixed charges	8.0	6.9	7.4	30.6	42.8	63.2

(1)	Estimate of interest within rental expense consists of one-third of interest expense, which Keysight believes is a reasonable estimate of interest within rental expense.